Exhibit 99.2

FOR IMMEDIATE RELEASE

ChemGenex Investigators Present Data on Clinical Activity of Omacetaxine in
Imatinib-Resistant Chronic Myeloid Leukemia Patients with the T315I Mutation at International Leukemia Conference

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (April 1, 2008). ChemGenex Pharmaceuticals (ASX: CXS, NASDAQ: CXSP) has announced interim results from its ongoing phase 2/3 trial of omacetaxine mepesuccinate (formerly known as Ceflatonin®) in chronic myeloid leukemia (CML) patients with the T315I mutation. The data continue to show an increase in the number of patients responding with increasing duration of response in chronic and accelerated phase patients.

Dr. David Marin of the Hammersmith Hospital, Imperial College London is delivering an oral presentation of the updated clinical data on behalf of a team of leading international hematologists at the New Directions in Leukemia Research (NDLR) conference being held at the Sunshine Coast, Queensland, Australia later today.

The registration-directed clinical trial of omacetaxine is in imatinib (Gleevec®)-resistant chronic myeloid leukemia (CML) patients with the T315I mutation. The mutation causes resistance to imatinib and second-generation tyrosine kinase inhibitors including dasatinib and nilotinib and is acknowledged as a major therapeutic challenge in the treatment of CML, and an unmet medical need. To date 34 patients have been enrolled in the study, and data will be presented from 25 evaluable patients: 15 in chronic phase, 4 in accelerated phase and 6 in blast phase. Highlights of the data include:

•	Hematologic and/or cytogenetic responses in 86% of chronic phase patients on trial.

•	Complete hematologic responses (CHR) in 60% of chronic phase patients, and cytogenetic responses in 20% of chronic phase patients.

•	Hematologic responses in all accelerated phase patients and in 2 of 6 blast phase patients.

•	Two chronic phase patients have maintained their complete hematologic responses for more than 14 months.

•	Median durations of hematologic response for chronic and accelerated phase patients of 8.5 months and 9.9 months, respectively.

•	Omacetaxine therapy is associated with myelosuppression which is manageable and reversible.

“This is a positive expansion on the clinical data presented by the ChemGenex team at ASH in 2007,” said Dr. Marin. “We are seeing that omacetaxine has a beneficial effect on the majority of patients with the T315I mutation. These are patients who no longer respond to tyrosine kinase inhibitor therapy, and for whom a novel therapy is needed.”

“We are very pleased with the updated preliminary clinical data on omacetaxine in T315I positive CML patients” said Dr. Greg Collier, ChemGenex’s Managing Director and Chief Executive Officer. “We are seeing an increase in the number of patients who are responding to omacetaxine and a prolongation of response duration in chronic and accelerated phase patients. We look forward to the completion of clinical trial enrollment within the year, and to regulatory submission after that time.”

Ceflatonin® is a registered trade-mark of ChemGenex Pharmaceuticals Limited.

Gleevec®/Glivec® is a registered trade-mark of Novartis AG.

About ChemGenex Pharmaceuticals Limited              (http://www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing personalized oncology medicines. ChemGenex harnesses the power of genomics both to discover novel targets and drug compounds, and in clinical trials to develop more individualized treatment outcomes. ChemGenex’s lead compound, omacetaxine mepesuccinate (formerly known as Ceflatonin®), is currently in phase 2/3 clinical trials for chronic myeloid leukemia (CML). ChemGenex has a second anticancer compound, amonafide dihydrochloride (formerly known as Quinamed®) which is in phase 2 clinical development for various solid cancers, and a portfolio of assets in pre-clinical development. ChemGenex currently trades on the Australian Stock Exchange under the symbol “CXS” and on NASDAQ under the symbol “CXSP”.

Contacts

ChemGenex Information

Dr. Greg Collier

CEO and Managing Director

Cell (Australia): +61 419 897 501

Cell (USA): +1 650 200 8145

Email: gcollier@chemgenex.com

Level 4, 199 Moorabool Street, Geelong Vic 3220 Australia Telephone: +61 3 5223 9900 Facsimile: +61 3 5229 0100
Email: chemgenex@chemgenex.com ABN 79 000 248 304

Media Relations — Australia	Media Relations - USA

Rebecca Wilson	Joan Kureczka
Buchan Consulting	Kureczka/Martin Associates
Tel: +61 2 9237 2800	Tel: +1 415 821 2413
Cell: + 61 (0) 417 382 391	Email: Jkureczka@comcast.net
Email: rwilson@bcg.com.au

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